U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On March 31, 2025, the Company announced its unaudited financial results for the first six months ended December 31, 2024. Unaudited financial statements and notes for six months ended December 31, 2024 and the Operating and Financial Review and Prospects are furnished as Exhibits 99.1 and Exhibit 99.2, respectively, to this report on Form 6-K.

On March 31, 2025, the Company issued a press release announcing its unaudited financial results for the first six months ended December 31, 2024, which press release is attached as Exhibit 99.3 to this Form 6-K.

Incorporation By Reference:

This report on Form 6-K is hereby incorporated by reference into the Registrant’s registration statement on Form S-8 (File No. 333-226985), Form F-3 (File No. 333-262504) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 9.01 Financial Statements and Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Unaudited financial statements and notes for six months ended December 31, 2024.
99.2	Operating and Financial Review and Prospects
99.3	Press Release dated March 31, 2025 titled “Dogness Reports Financial Results for the Six Months Ended December 31, 2024”
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized Officer

Dated: March 31, 2025